

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 21, 2009

By U.S. Mail and Facsimile to: (954) 940-5060

Valerie C. Toalson
Chief Financial Officer
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

      Re: BankAtlantic Bancorp, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for the Quarterly Period Ended June 30, 2009
               Form 8-K filed July 23, 2009
               File No. 001-13133

Dear Ms. Toalson:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 34

Purchases of equity securities by the issuer and affiliated purchasers, page 36

1.   We note that you disclose the number of shares of the company's Class A common stock purchased by BFC during 2008 in the aggregate. Please tell us the

total number of shares purchased and average price paid per share on a monthly basis for the fourth quarter of 2008. Please also confirm that you will report purchases by the company or any affiliated purchaser on a monthly basis in future filings. Refer to Item 5(c) of Form 10-K, Item 2(c) of Part II of Form 10-Q and Item 703 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 66

2.   You state on page 68 that the company submitted an application for Capital Purchase Program funds and as of the date of the filing, the Treasury had not acted on the application. You also state that in the event you receive approval for participation in the Capital Purchase Program and choose to do so, you expect that you would end the deferral of interest payments on your junior subordinated debentures using existing funds of the company. We note, however, that you did not disclose the status of your application in the Liquidity and Capital Resources section of your Form 10-Q for the second quarter of 2009. Please tell us, and revise future filings to disclose, the status of your application and any effect on liquidity, including, in particular, the company's decision to continue the deferral of interest payments on its junior subordinated debentures.

3.   In future filings, please discuss your ability to access additional capital and sources of liquidity. Please discuss any reduction in your available collateralized borrowing limit from the FHLB Atlanta or any other changes in your available capital. Finally, please discuss, in some detail, the impact on the riskiness of your liquidity position from your use of increasing amounts of brokered deposits and management's view of the sustainability of such a funding option.

Part III

Director and Management Indebtedness, page 6 of Definitive Proxy Statement on Schedule 14A

4.   You state that loans were made on substantially the same terms as those prevailing at the time for *comparable transactions with the general public*. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 1. Financial Statements
Notes to Consolidated Financial Statements – Unaudited
Note 3. Securities Available for Sale, page 13

5.   We note that the Company was required to adopt FSP FAS 115-2 and FAS 124-2
        effective April 1, 2009. Please describe in sufficient detail how the Company has
        complied with the new recognition and reporting requirements of this FSP. In
        preparing your response, please specifically address the following and confirm
        that the Company will provide enhanced disclosure for these items in all future
        filings beginning with the September 30, 2009 Form 10-Q:

   •   Explain the company's consideration of paragraphs 20-22 of the FSP in
        determining that the $1.4 million impairment in the second quarter was other-
        than-temporary;

   •   Refer to paragraphs 27 through 30 of the FSP and tell us how the company
        determined that the entire amount of other-than-temporary impairment should be
        recognized through earnings;

   •   Refer to paragraphs 45 through 46 of the FSP and tell us how the company
        determined there was no transition adjustment necessary upon adoption; and

   •   Tell us how the company has complied with all of the disclosure requirements in
        paragraphs 38 through 43 of the FSP.

Note 6. Loans Receivable, page 15

6.   We note your disclosure on page 10 describing your methodology for measuring
        loans for impairment and that on page 16 that you had approximately $246.2
        million of impaired loans with a specific valuation allowance of $58.7 million and
        $260.4 million in impaired loans without specific valuation allowances at June 30,
        2009. As it relates to these loans, please tell us and revise your future filings, to
        include the following enhanced disclosures:

   •   The approximate amount or percentage of impaired loans for which the Company
        relied on current third party appraisals of the collateral to assist in measuring
        impairment versus those for which current appraisals were not available;

   •   The typical timing surrounding the recognition of a collateral dependent lending
        relationship and respective loans as nonperforming, when you order and receive
        an appraisal, and the subsequent recognition of any provision or related charge-
        off. In this regard, tell us if there have been any significant time lapses during this

process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 27

7.	We note the continued deterioration in your asset quality. Considering the significance of deterioration and the resulting impact on your key performance ratios and your results of operations, revise your future filings to:

- Include a discussion of your purchased residential loan portfolio similar to that provided on page 3 of your December 31, 2008 Form 10-K with enhanced disclosures in terms of FICO scores, appraisals and current loan to values, detailing the trends and potential risks by vintage and geography;

- Disclose the amount of interest only loans in your residential loan portfolio, including the amount of loans that became fully amortizing thus far in 2009 as well as those that have interest rates scheduled to reset in the remainder of 2009 and 2010. Disclose the expected effects on the Company's future cash flow, liquidity and results of operations, taking into consideration current trends such as increased delinquency rates, rising unemployment rates and reduced collateral values due to declining home prices. Also, please consider expanding your disclosure to include the amount of interest only loans classified as non-performing and any loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend reset dates, etc and how these loss mitigation strategies, if applied, would affect your loan receivable aging and loan performance status;

- Separately quantify non-performing assets for each major category of loans in your portfolio similar to that provided on page 54 of your December 31, 2008 Form 10-K; and

- Provide an allocation of the allowance for loan losses by loan category, as required by Section IV.B of Industry Guide III and similar to that provided on page 51 of your December 31, 2008 Form 10-K.

   Provide us with your proposed revisions to be included in future filings using your June 30, 2009 information as an example.

8.   As a related matter, please revise your future filings to include disclosure similar to that provided on page 52 of your December 31, 2008 Form 10-K focused on the significant credit relationships that make up the majority of the non-accrual loans. At a minimum, please ensure that these disclosures include the following:

- When the loans were originated and relevant payment history information, when you classified these loans as non-performing, and when the loans defaulted, if applicable;

- General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.);

- The type of collateral securing the loan;

- The amount of total credit exposure outstanding;

- The amount of the allowance allocated to the credit relationship and specifically how you determined the amount of provisions to record;

- Whether you consider the loans to be collateral dependent, and if so, whether you obtained an independent appraisal(s) that resulted in the provisions recorded which supports the current carrying value of this loan. Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable. If no appraisal(s) were obtained, please tell us in sufficient detail how you determined the amounts of the provisions recorded and the remaining carrying value of this loan;

- Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred; and

- Any other pertinent information deemed necessary to understand your review of these loans and related accounting for these loans.

Provide us with your proposed revisions to be included in future filings using your June 30, 2009 information as an example.

Form 8-K filed July 23, 2009

9.   We note your presentations of "tangible assets", "tangible stockholders' equity", "tangible common equity to tangible assets", return on average tangible assets", "return on average tangible equity", "tangible book value per share", "core expenses", and "core operating earnings" here and in various other locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

- To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

- To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.; and

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel